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January 29, 2009

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Dividend Capital Realty Income Allocation Fund (“DCA”) (File Nos. 811-21680 / 333-120988); Dividend Capital Global Realty Exposure Fund (“DCW”) (File Nos. 811-21840 / 333-130790) (each a “Fund” and, collectively, the “Funds”)

Dear Mr. O’Connor:

This letter responds to comments that you recently provided telephonically regarding the preliminary proxy statement and form of proxy (“Proxy Statement”) for the Annual Meetings of the Shareholders of the Funds to be held on March 16, 2009. We have provided a summary of your comments and our response thereto below. All capitalized terms used herein shall have the same meanings assigned to them in the Proxy Statement.

Comment: With regard to Proposal 3, please confirm the purpose of the Proposal and explain the rationale for choosing to restrict the ability of persons to own more than 4.99% of the outstanding Common Shares of a Fund.

Response: We have confirmed with Fund management that the purpose of the Proposal is to preserve the Funds’ available capital loss carryforwards by preventing an “ownership change” from occurring with respect to a Fund under Sections 382 and 383 of the Code. As described fully in the Proxy Statement, the Proposal also could have an anti-takeover effect on the Funds. While this is a potential effect of the Proposal, it is not the Proposal’s purpose.

The Funds have chosen to restrict the ability of persons to own more than 4.99% of the outstanding Common Shares of the Funds without prior Board approval because the Funds believe that the best and fairest way to prevent an ownership change from occurring in the Funds is to prevent persons from becoming five-percent owners altogether. The Funds believe that it would be extremely difficult to track the transaction activities of five-percent owners over a constantly-rolling three year period, which would be required to prevent an ownership change in

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such a case. The Funds believe that the Proposal would be significantly easier to monitor, administer, and enforce than the alternative. Moreover, the Funds are aware of examples of Delaware operating companies proposing similar restrictions. The Funds believe that Proposal 3 is a fair approach, as it would apply equally to all shareholders and generally would not bestow greater rights upon one shareholder over another.

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I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Funds, with respect to the foregoing, that:

•	the Funds are responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and

•	the Funds may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

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Please do not hesitate to contact the undersigned by telephone at 949.442.6027 with any questions or comments you may have.

Very truly yours,

/s/ Joseph P. Kelly